Exhibit 99.2

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON CAPITAL STOCK

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on November 5th, 2009, deliberated about the proposals presented by management with regards to the payment of dividends of the current fiscal year. These dividends will be paid as Interest on Capital Stock on November 26th, 2009, to shareholders of record at the close of business on November 16th and constitute an anticipation of the annual minimum dividend as stated in the by-laws, as follows:

Company	Amount per share Common and Preferred Shares
METALÚRGICA GERDAU S.A.	R$ 0.165

GERDAU S.A.	R$ 0.075

Please note that the above mentioned amounts will have deducted 15% (fifteen percent) for Income Tax as per Paragraph 2, article 9 of the Brazilian Corporate Law # 9.249/95. Shareholders exempt of Income Tax Withholding must confirm this status by mailing the corresponding documents to the address below no later than November 18th, 2009:

GERDAU — Relações com Investidores (Investor Relations)

Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - BRAZIL

The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by the aforementioned date.

Please note that shares acquired on November 17th, 2009, and thereafter, will be traded EX- INTEREST ON CAPITAL STOCK.

Additional information can be obtained at our Investor Relations Department, located at

Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - Brazil

Phone: +55 (51) 3323.2211 - Fax: +55 (51) 3323.2281

E-mail: acionistas@gerdau.com.br

Porto Alegre, November 5th, 2009.

Osvaldo Burgos Schirmer

Executive Vice President

Investor Relations Director